Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 6, 2023
Relating to Preliminary Prospectus Supplement dated November 6, 2023 and
Prospectus dated May 18, 2023
Registration No. 333-272060
NEW MOUNTAIN FINANCE CORPORATION
$115,000,000
8.250% Notes Due 2028
Pricing Term Sheet
November 6, 2023
The following sets forth the final terms of the 8.250% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated November 6, 2023, together with the accompanying prospectus dated May 18, 2023, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	New Mountain Finance Corporation (the “Company”)

Title of the Securities:	8.250% Notes due 2028 (the “Notes”)

Ratings (M/F):*	Baa3/BBB- (Stable/Stable)

Initial Aggregate Principal Amount Being Offered:	$115,000,000

Initial Public Offering Price:	$25.00 per Note (Par)

Principal Payable at Maturity:
100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the trustee, paying agent, and security registrar for the Notes or at such other office as the Company may designate.

Type of Note:	Fixed rate note

Listing:	The Company intends to list the Notes on The NASDAQ Global Select Market within 30 days of the original issue date under the trading symbol “NMFCZ”.

Stated Maturity Date:	November 15, 2028

Interest Rate:	8.250% per year

Underwriting Discount:	$0.75 per Note

Net Proceeds to the Issuer, before Expenses:	$24.25 per Note

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	November 6, 2023
Settlement Date:**	November 13, 2023 (T+5)

Date Interest Starts Accruing:	November 13, 2023

Interest Payment Dates:
Each February 15, May 15, August 15 and November 15, commencing February 15, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:
The initial interest period will be the period from and including November 13, 2023, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Business Day:
Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York or another place of payment are authorized or obligated by law or executive order to close.

Optional Redemption:
The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after November 15, 2025, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

CUSIP / ISIN:	647551 308/US6475513080

Use of Proceeds:	The Company intends to use all of the net proceeds to repay outstanding indebtedness under the NMFC Credit Facility.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC

Joint Lead Manager:	Oppenheimer & Co. Inc.

Trustee, Paying Agent, and Security Registrar:	U.S. Bank National Association
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and became effective immediately upon its filing with the U.S. Securities and Exchange Commission on May 18, 2023. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained, when available, from 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service; or by calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751; or by emailing: wfscustomerservice@wellsfargo.com, from BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department; or by calling BofA Securities, Inc., toll-free at 1-800-294-1322; or by e-mailing BofA Securities, Inc. at dg.prospectus_requests@bofa.com, from Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036; or by calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 and from UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019; or by calling UBS Securities LLC, toll-free at 1-888-827-7275. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement and accompanying prospectus contain this and other information about the Company and should be read carefully before investing.